

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2019

Sandeep Nayyar
Chief Financial Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, CA, 95138

> **Re:** **Power Integrations, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2019**
> **Exhibit No. 10.2**
> **Filed April 25, 2019**
> **File No. 000-23441**

Dear Mr. Nayyar:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance